Exhibit 99.1

NEWS RELEASE

March 5, 2019 - For Immediate Release

Great Panther Completes Acquisition of Beadell

Name Changed to Great Panther Mining Limited

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to announce that it has completed the acquisition (the “Acquisition”) of Beadell Resources Limited (“Beadell”) and changed its name to Great Panther Mining Limited.

“We are very pleased to close this important transaction that immediately transforms Great Panther into an intermediate precious metals producer with a strong and diversified portfolio of producing mines, advanced stage growth projects, and exploration assets,” stated James Bannantine, President and CEO. “Combining Great Panther and Beadell’s respective guidance adds to approximately 200,000 of gold equivalent ounces for 2019 and positions the Company in the ranks of intermediate producers(1). Our focus in the near-term will be on the integration of the Brazilian operations, the continued optimization of the Tucano gold mine, and advancing an exploration program to unlock the significant exploration potential of Tucano.”

Concurrent with the completion of the Acquisition, Dr. Nicole Adshead-Bell, former CEO & Managing Director of Beadell, joins Great Panther’s Board of Directors. Mr. R.W. (Bob) Garnett, Chair of Great Panther said: “We are pleased to welcome Dr. Adshead-Bell to Great Panther’s Board of Directors. Her extensive knowledge of precious metal exploration and mining, plus many years of buy-side, capital markets and corporate experience, will help Great Panther in realizing the significant upside potential of Tucano.”

Great Panther acquired 100% of the issued and outstanding shares of Beadell through the issuance of 103,593,043 Great Panther shares to Beadell shareholders, representing approximately 38% of the post-Acquisition issued and outstanding Great Panther shares. The share exchange represents a ratio of 0.0619 Great Panther shares for each Beadell share.

Name Change and Trading of the Great Panther Shares

The Company’s CUSIP will remain unchanged with the name change to Great Panther Mining Limited and the shares will continue to trade on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL. Beadell’s shares ceased trading on the Australian Securities Exchange on February 18, 2019 and are expected to be delisted on March 6, 2019.

(1)	Gold equivalent ounce production guidance for Great Panther based on the January 17, 2019 press release and associated metal conversion assumptions, and Beadell’s January 29, 2019 press release with production guidance for Tucano. The Company will review Beadell’s guidance and expects to provide an update with the Company’s reporting for the first quarter of 2019.

Offer to Purchase Outstanding Debentures

As disclosed in Great Panther’s news release dated November 30, 2018 and its information circular in connection with the Acquisition, Great Panther will now proceed to make an offer (the “Offer”) to purchase for cash Beadell’s outstanding US$10,000,000 principal amount, 6.00% convertible senior secured debentures maturing on June 30, 2023 (the “Debentures”) at a price equal to 105% of the principal amount, plus accrued and unpaid interest. The Offer will be open for acceptance until April 3, 2019. Great Panther will provide a further update on the earlier of acceptance by all holders of the Debentures of the Offer, or expiry of the Offer. Any Debentures that are not purchased in the Offer will remain outstanding and will be guaranteed by Great Panther and convertible into Great Panther common shares further to a supplemental indenture to the original indenture governing the Debentures. Details of the Offer will be provided in a notice of the Offer to be mailed to the holders of the Debentures.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a growth-oriented intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project by the end of March 2019.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the integration of the Brazilian operations, the exploration potential of the Tucano property, and the timing or positive outcome of a production decision for the Coricancha project.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:     1 888 355 1766

Tel:              +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3